EXHIBIT 99.1

TiGenix: Transparency notifications  pursuant to Article 14 of the Law of May 2, 2007

REGULATED INFORMATION
PRESS RELEASE

Transparency notifications
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) - June 19, 2018, 22:00h CET - TiGenix NV (Euronext Brussels and Nasdaq: TIG; "TiGenix") announced today that it received transparency notifications pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notifications

It concerns the following two notifications:

  On June 14, 2018, TiGenix received a joint transparency notification from Takeda Pharmaceutical Company Limited and Grifols, S.A. following the acquisition of voting securities or voting rights and the termination of an agreement to act in concert on June 8, 2018, after which Takeda Pharmaceutical Company Limited (including through its subsidiary Takeda Pharmaceuticals International AG) holds 268,309,029 voting rights in TiGenix (90.62% of the total number of voting rights). As a result Takeda Pharmaceutical Company Limited crossed the 90% threshold and Grifols, S.A. downward crossed the lowest threshold (3%) of the total voting rights of TiGenix.

  On June 18, 2018, TiGenix received a transparency notification from Bank of America Corporation, following the disposal of financial instruments that are treated as voting securities on June 11, 2018, after which Bank of America Corporation (through its controlled entities Bank of America National Association and Merrill Lynch Professional Clearing Corporation) downward crossed the lowest threshold (3%) of the total voting rights of TiGenix.

1. Content of the notification of Takeda Pharmaceutical Company Limited and Grifols, S.A.

Date of the notification: June 11, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights / termination of an agreement to act in concert.

Persons subject to the notification requirement: Takeda Pharmaceutical Company Limited (with address at 1-1 Doshomachi 4-Chome, Chuo-ku, Osaka 540-8645, Japan), who is a parent undertaking/controlling person and who is acting in concert with Grifols S.A. (with address at Avenida de la Generalitat 152, 08147 Sant Cugat de Vallès, Barcelona, Spain), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: June 8, 2018.

Threshold that was crossed: 90% (Takeda Pharmaceutical Company Limited); 3% (Grifols, S.A.).

Denominator: 296,067,856.

Details of the notification: following the acquisition of voting securities or voting rights, the number of voting rights was as follows:

  Takeda Pharmaceutical Company Limited held 256,657,251 voting securities (86.69% of the total number of voting rights); and
  Takeda Pharmaceuticals International AG held 11,651,778 voting securities (3.94% of the total number of voting rights);

subtotal: 268,309,029 voting rights (90.62% of the total number of voting rights).

  Grifols S.A. held 0 voting securities;
  Gri-Cel S.A. held 0 voting securities, and
  Grifols Worldwide Operations Ltd. held 0 voting securities.

Chain of controlled undertakings through which the holdings are effectively held: 1. Takeda Pharmaceuticals International AG is controlled by Takeda Pharma A/S, which is controlled by Takeda A/S, which is controlled by Takeda Pharmaceutical Company Limited and by Takeda Europe Holdings B.V., which is controlled by Takeda Pharmaceutical Company Limited. 2. Gri-Cel, S.A. is controlled by Instituto Grifols, S.A., which is controlled by Grifols, S.A. 3. Grifols Worldwide Operations Ltd. is controlled by Grifols, S.A.

2. Content of the notification of Bank of America Corporation

Date of the notification: June 18, 2018.

Reason of the notification: acquisition or disposal of financial instruments that are treated as voting securities / downward crossing of the lowest threshold.

Person subject to the notification requirement: Bank of America Corporation (with address at Wilmington, D.E., United States), who is a parent undertaking/controlling person.

Date on which the threshold was crossed: June 11, 2018.

Threshold that was crossed: 3%.

Denominator: 296,067,856.

Details of the notification: following the disposal of financial instruments that are treated as voting securities, the number of voting rights was as follows:

  Bank of America Corporation held 0 voting securities; and
  Bank of America, National Association held 0 voting securities;

and the number of equivalent financial instruments was as follows:

  Merrill Lynch Professional Clearing Corporation held 0 voting rights that may be acquired if the financial instruments (rights of use) are exercised (0% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Merrill Lynch Professional Clearing Corporation and Bank of America, National Association are controlled by Bank of America Corporation. Bank of America Corporation is not a controlled entity.

This press release and the above-mentioned transparency notifications can be consulted on our website:

  press release: http://tigenix.com/news-media/press-releases notifications: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix
Claudia Jiménez
Senior Director Investor Relations and Communications
Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix' second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis - a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.